

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2021

Andrew Bowden
Executive Vice President, General Counsel and Secretary
Jackson Financial Inc.
1 Corporate Way
Lansing, MI 48951

   Re: Jackson Financial Inc.
     Amendment No. 3 to Form 10
     Filed July 14, 2021
     File No. 001-40274

Dear Mr. Bowden:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 3 to Form 10 Filed July 14, 2021

Non-GAAP Financial Measures - Adjusted Operating Earnings, page 108

1. We note your disclosure in the last bullet on page 109 for the income tax adjustment to your net income to calculate the presented non-GAAP measure. Please provide us your calculation for operating income taxes for each period presented and explain how the calculation is consistent with your current disclosure, or revise to more clearly explain how the presented adjustment amount is determined.

Assets and Liabilities Measured at Fair Value on a Recurring Basis, page F-54

2. Please revise to quantify the amount of the Athene embedded derivative in footnote (2).

<u>Note 8. Reinsurance, page F-63</u>

3.   We note that "Net realized gains (losses) on funds withheld payable under reinsurance treaties" for 2020 totaled $1,349.3 million on page F-66 but a very similar line item description totaled ($439.7) million on page F-9. Please tell us why the amounts are different and revise disclosure as needed.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Peter J. Loughran, Esq.